August 15, 2019

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
53 Bridge Street, Unit 507
Brooklyn, New York, 11251

       Re: Monogram Orthopaedics, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed August 1, 2019
           File No. 024-10973

Dear Mr. Sexson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2019 letter.

Amendment No. 3 to Form 1-A filed August 1, 2019

The Offering, page 5

1. We note your revision in response to prior comment 1; however, if you are required to issue the licensor additional shares for no additional consideration when you sell any amount of securities in the offering - even if you do not sell the maximum amount, please revise to clarify.
Regulation, page 22

2. We note your disclosure in the fourth paragraph regarding your expectation of FDA approval of your 510(k) notification within 4 years of closing this offering, and your disclosure on pages 24-25 regarding subsequent additional time until you expect to
 Benjamin Sexson
Monogram Orthopaedics, Inc.
August 15, 2019
Page 2
      generate revenue. We also note your disclosure indicating that the offering might not terminate for one year. Please tell us whether these disclosures are current given the statement in exhibit 13.4 regarding your expected time frame for being in the market.
Exhibits

3. Please revise exhibit 13.6 to clarify who is speaking the words in the video related to the transcript included in the exhibit.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameBenjamin Sexson
                                                            Division of
Corporation Finance
Comapany NameMonogram Orthopaedics, Inc.
                                                            Office of
Electronics and Machinery
August 15, 2019 Page 2
cc:       Andrew Stephenson
FirstName LastName